Mail Stop 3561

April 1, 2008

Mr. Carl P. Ranno
Chief Financial Officer
12223 Montague Street
Pacoima, California 91331

> **Re: American Soil Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed 000-22855**
> **File No. April 18, 2007**

Dear Mr. Ranno:

We have reviewed your response letter dated March 18, 2008 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Item 8A. Controls and Procedures

1. We note from your disclosure that you concluded that the disclosure controls and procedures are effective based on the required evaluation. In light of the restatement of financial information for the year ended December 31, 2006, please explain to us why you believe the disclosure controls and procedures are effective. As part of your response, please indicate any changes in disclosure controls and procedures that have occurred since the restatement items have been identified.

Financial Statements for the Nine Months Ended September 30, 2007

General

2. We note that this Form 10-KT is for the transition period January 1, 2007 through September 30, 2007. Please revise to include prior year financial statement information comparable to the transition period (i.e. for the nine months ended September 30, 2006). This financial information may be unaudited and may be included on a condensed basis in the notes to the financial statements rather than on separate statements. Please revise accordingly.

Consolidated Balance Sheet, page F-3

3. We note your presentation of the derivative liability as a non-current liability on the face of the balance sheet. In light of the fact that the host liability, the $1,500,000 convertible note, is presented as a current liability on the balance sheet, we believe the derivative liability should also be presented as a current liability. Please revise, or alternatively, tell us why you believe it appropriate to classify the derivative liability as a non-current liability.

Consolidated Statements of Operations, page F-4

4. We note your response to our prior comment 3 but do not believe that changes responsive to our prior comment have been made to your financial statements for the period ended September 30, 2007. In this regard, we note from your statements of operations that depreciation and amortization are included in operating expenses, below cost of goods sold and gross profit. Please note that to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise to include depreciation in cost of goods sold, or alternatively, revise the cost of goods sold line item to read "cost of goods sold (exclusive of depreciation shown separately below)." See Staff Accounting Bulletin Topic 11B.

Consolidated Statements of Stockholders' Equity, page F-4

5. We note from your response to our prior comment 4 and revised disclosure in
    Note 9 that in 2007 notes payable and accrued interest were converted into shares
    of common stock based on the closing price on the date of conversion. However,
    we do not think your response or revised disclosure appropriately responds to our
    prior comment. For each transaction in 2006 and 2007 in which debt was
    converted to common stock, tell us the initial terms and conversion price of the
    debt and explain how the conversion price for each debt obligation was
    determined. Also, please indicate whether any of these debt obligations provided
    for beneficial conversion features at the time they were issued. Also, please tell
    us how you applied the guidance in APB No. 26 and FTB 80-1 in your accounting
    for this debt conversion. If the debt converted did not have conversion features,
    please revise your note to include this disclosure.

6. We note from your response to our prior comment 6 that disclosures have been
    added to pages F-7 to F-11. However, disclosure about the $116,480 entry to
    additional paid-in capital for the value of warrants issued with debt, does not
    appear to be disclosed on these pages. Please advise. If the $116,480 relates to
    the fair value of the 734,000 warrants issued and discussed in Note 9, please
    explain to us why Note 9 indicates the fair value of the warrants is $216,480, but
    the entry to additional paid-in capital appears to be $116,480. Also, please tell us
    the amount of the beneficial conversion feature calculated on the issuance of the
    four $30,000 convertible notes and one $100,000 convertible note and explain
    how you calculated that amount and how it has been recorded in the financial
    statements.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

7. We note from your response to our prior comment 9 and revised disclosure that
    you have added disclosures to page F-13, F-24 and F-25. However, we do not
    believe that your response or revised disclosure adequately responds to our prior
    comment. As previously requested, please revise to include a table, which details
    the activity of the warrants (exercised, expired, issued) during the two year period
    for which an income statement is presented. Also, in light of the $112,195
    addition to paid-in capital presented on the statements of stockholders' deficit for
    the nine months ended September 30, 2007 described as the fair value of warrants
    issued with convertible debt, please tell us, and disclose in the notes to the
    financial statements, the nature of this transaction and how you have valued the
    warrants issued. Also, tell us and disclose in the notes to the financial statements,

the amount and terms of the convertible debt issued and how you analyzed that convertible debt for the existence of a beneficial conversion feature. See EITF 98-5 and 00-27.

Note 4. Acquisition

8. We note from your response to our prior comment 10 and revised disclosures in the notes to the financial statements that the purchase price of the Soil Medic patents from AFTI was $1,950,000. Please tell us, and clearly revise your disclosure in Note 4 to disclose the nature of the consideration issued for the purchase price, including the issuance of the Series B Preferred Stock and any cash received. Additionally, please tell us how you determined the fair value of the assets received in the transaction.

9. The disclosure in Note 4 which indicates that a charge to the statement of operations for the excess of the purchase price for AFTI over the fair value of the assets of $1,950,000 was recognized in 2006 is inconsistent with the disclosure in Note 7. which indicates that the Soil Medic patent was capitalized for this amount. As no charge for $1,950,000 is reflected in your statement of operations for 2006, it appears that Note 4 is in error. Please revise to correct this error.

10. We note from your disclosure in Note 4 that the allocation of the purchase price of Smart World resulted in the recognition of $364,600 of goodwill. Please tell us how you determined the amount to be allocated to the other intangible assets of $911,499. Include in your response all assumptions used by management in determining the value allocated to these intangible assets. Also, please tell us why you believe it was appropriate to record $364,600 of goodwill. Additionally, please revise to disclose the useful life of the intangible assets for both Smart World and Nielsen IP.

Note 7. Goodwill and Intangible Assets

11. We note from your disclosure in Note 7 that with respect to the AFT and Smart World intangibles, the amortization periods as of September 30, 2007 will be three to seven years, unless management does not meet its internal cash flow projections, at which time they will consider an impairment of items that cannot be recovered. Please revise Note 7 to clearly list the useful lives of each of the intangible assets recorded. Also, in light of your previous disclosure in your Form 10-KSB for the year ended December 31, 2006 that the useful lives ranged from eight to fifteen years, it appears that you are using revised useful lives for

the intangible assets. If any of the intangibles were changed from previous estimates during the period ended September 30, 2007, please characterize this as a change in estimate in Note 7 and include the disclosures required by paragraph 22 of SFAS No. 154.

Note 9. Notes Payable

12. We note that you have several outstanding issuances of convertible debt. Please tell us and revise the notes to the financial statements to disclose the date the note was issued, how the conversion price was determined, and how these notes were analyzed for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27.

13. We note from your disclosure that the fair value of the derivative liability related to the 8% convertible debt decreased in fair value at December 31, 2006 and September 30, 2007. Please revise the notes to the financial statements to disclose the reasons for the decrease in the fair value of the derivative (i.e., due to a decrease in stock price).

Form 10-QSB for the quarter ended December 31, 2007

Consolidated Balance Sheet

14. Given the declining level of sales experienced by the Company during the quarter ended December 31, 2007 as well as the significant operating losses and net losses experienced by the Company during the periods ended September 30, 2007 and December 31, 2007, please explain in detail the Company's basis for it's conclusion that recorded goodwill and other intangible assets which aggregated $364,600 and $2,633,310 at December 31, 2007, are not impaired. Your response should explain in detail the methods and significant assumptions used by the Company in completing its most recent impairment analysis for these assets. We may have further comment upon receipt of your response.

Assuming a satisfactory response, we would expect your future filings to include significantly expanded disclosure of the methods and significant assumptions used in your most recent impairment analysis for goodwill and other intangible assets.

Note 3. Notes Payable

15. We note from your disclosure that on October 25, 2007 you modified the maturity date and conversion price of an aggregate of $120,000 outstanding convertible notes. Please tell us how you followed the guidance in EITF 96-19 and EITF 06-06 in accounting for this modification. Also, please tell us if any proceeds were received in this transaction, and if so how they were considered in the accounting for the modification.

Other

16. Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief